Filed pursuant to Rule 424(b)(3)
Registration No. 333-110675

SUPPLEMENT DATED JANUARY 19, 2006
TO PROSPECTUS SUPPLEMENT DATED JANUARY 11, 2006
TO PROSPECTUS DATED DECEMBER 11, 2003

$100,000,000

ENTERGY MISSISSIPPI, INC.

First Mortgage Bonds, 5.92% Series due February 1, 2016

This Supplement dated January 19, 2006 to Prospectus Supplement dated January 11, 2006 to Prospectus dated December 11, 2003 should only be read together with such Prospectus Supplement and Prospectus.

1. Reference is made to the second sentence of the first risk factor under the heading "Risk Factors" on page S-3 of the Prospectus Supplement dated January 11, 2006 (the "Prospectus Supplement"), to the Prospectus dated December 11, 2003, each of which is included in our Registration Statement on Form S-3 (Registration Statement No. 333-110675), relating to $100,000,000 of our First Mortgage Bonds, 5.92% Series due February 1, 2016 (the "bonds"). Following is an update to the disclosure contained in the Prospectus Supplement regarding our estimate as of the date of the Prospectus Supplement of our storm restoration and business continuity costs for Hurricane Katrina of $80 to $90 million.

We currently estimate that our storm restoration and business continuity costs incurred in connection with Hurricanes Katrina and Rita are $120 million. This cost estimate does not include other potential incremental losses that cannot be estimated at this time or any offset for recovery initiatives being pursued, including obtaining reimbursement of certain costs covered by insurance, obtaining assistance through federal legislation, and pursuing recovery through existing or new rate mechanisms regulated by the Federal Energy Regulatory Commission and the Mississippi Public Service Commission.

2. Recent Development: Based on preliminary unaudited financial reports, we expect our 2005 earnings applicable to common stock to be approximately 16% lower than that reported for 2004. We believe the primary reasons for the decrease in earnings in 2005 are a decrease in net revenue and increases in taxes other than income taxes and depreciation expense.

3. Interest on the bonds will accrue from January 18, 2006.

4. The per bond price to public is 99.966%, and the total price to public is $99,966,000.

5. The per bond proceeds to us (before expenses) are 99.316%, and the total bond proceeds to us (before expenses) are $99,316,000.

6. The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company on or about January 20, 2006.

Joint Book-Running Managers

Credit Suisse                                                                                                                 9; 9; KeyBanc Capital Markets

BNP PARIBAS